

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 19, 2008

Mr. J.D. Gardner
Chief Financial Officer
Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

> **Re: Visual Management Systems, Inc.**
> **Response Letter Dated August 5, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 333-133936**
>
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on July 18, 2008**
> **File No. 333-148309**

Dear Mr. Gardner:

     We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Response Letter Dated August 5, 2008

Management's Report on Internal Control Over Financial Reporting

1.   With respect to your assessment of the effectiveness of both your disclosure controls and procedures and your internal control over financial reporting, we note you identified a material weaknesses. Based upon consideration of your response to our prior comment number one, please expand your disclosure to address the following items with respect to each particular material weakness that was present as of the end of the respective reporting period.

     o   Provide a more fulsome discussion of the nature of your remediation efforts and the actions you've already undertaken;

     o   Indicate when you believe your remediation efforts will be completed;

     o   Disclose the material costs associated with each remediation procedure.

To the extent applicable, please differentiate your disclosure between your conclusions with respect to your disclosure controls and procedures and your conclusions with respect to your internal control over financial reporting. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2008.

2.   We have considered your response to prior comment number two and note that you continue to use the phrase "Other than the changes described above …" Please note we do not believe the guidance in Item 308(c) of Regulation S-B allows for such qualifying language in the disclosure. Please modify your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2008.

Consolidated Statement of Stockholders' Equity (Deficiency), page F-5

3.   We have considered the revisions you made as reflected in Attachment A to your supplemental response letter dated August 5, 2008. Please tell us why the columns for Common Stock Shares and Amount do not include any amounts for the following transactions that occurred during 2007:

     o   Sale of common stock, totaling $871,230
     o   Issuance of common stock for interest, totaling $4,000
     o   Issuance of common stock to placement agent for financing services- convertible debt, totaling $25,000

Note 1. Basis of Presentation and Description of Business Operations, page F-7

4.   We have considered the disclosure you intend to modify in response to prior
        comment number five. Please also indicate within this disclosure that the shares
        issued in connection with the merger occurred after the 1-for-7 reverse stock split,
        if true, or otherwise advise.

Form 8-K/A filed June 17, 2008

Exhibit 99.2

5.   We have reviewed your response to prior comment number 11. Please indicate
        the level of inputs included in your fair value calculation and provide all
        disclosure required by SFAS 157.

6.   We have reviewed your response to prior comment number 12. Please expand
        your response to indicate whether or not the IDS operations will be considered
        discontinued as contemplated by SFAS 144. It is unclear what you mean in your
        response when you indicate that you "will not be utilizing the business model
        employed by IDS." If the amounts being adjusted do not constitute a
        discontinued operation, it appears that the pro forma adjustment may not comply
        with Article 11 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Capitalized Software Development Costs, page 6

7.   We note your disclosure that "Capitalization of computer software development
        costs begins upon the establishment of technological feasibility, as defined in
        SFAS 86." Please confirm, if true, that your capitalization of software meets both
        criteria identified in paragraph 5 of SFAS 86 or otherwise advise.

8.   We note your statement that you periodically perform reviews of the
        recoverability of your capitalized software development costs. Please confirm, if
        true, and modify your disclosure accordingly, to state that you evaluate your
        capitalized software costs at each balance sheet date as required by paragraph 10
        of SFAS 86, or otherwise advise.

Amendment No. 2 to Registration Statement on Form S-1 Filed on July 18, 2008

9.   Please continue to monitor your filing to ensure that you comply with the
        requirement to update your financial statements under Rule 3-12 of Regulation S-
        X, when necessary.

10.   In addition, please update your consents, if applicable. Refer to number 23 of the
        Exhibit Table in Item 601 of Regulation S-K.

11.   To the extent you make changes in your filings in response to the comments
        above, please make conforming changes to your pending registration statement
        and any other related filings, as applicable.

Closing Comments

         As appropriate, please amend your documents in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief